June 3, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,287 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to change the name of and provide for certain revisions to the principal investment strategies and risks of the Power Tactical Allocation/JAForlines Fund.

If you have any questions, please contact Andrew Davalla at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla